Exhibit 99.1

Ballard Reports Q2 2026 Results

VANCOUVER, BC, July 31, 2026 /CNW/ - BallardPowerSystems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the second quarter ended June 30, 2026. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards(IFRS).

Highlights (comparisons are to Q2 2025):

•	Revenue of $21 million, up 15% year-over-year.
•	Achieved 20% Gross Margin, an increase of 28-points year-over-year.
•	Entered into a definitive agreement to acquire GeoPura Limited for £275 million in upfront consideration, subject to customary closing conditions and regulatory approvals.
•	Acquisition is expected to close later in the year and would establish Ballard as an energy-as-a-service provider.
•	Order intake of $64 million strengthened the Company's order backlog to $157 million.
•	Ended Q2 2026 with $502 million in cash and cash equivalents, compared with $550 million at the end of Q2 2025.

"This quarter marks a transformative milestone for Ballard, highlighted by our announced agreement to acquire GeoPura," said Marty Neese, Ballard's President and CEO. "The acquisition is anticipated to represent a significant step forward in our strategy by combining Ballard's industry-leading fuel cell technology with GeoPura's proven energy-as-a-service and hydrogen genset leasing model. Beyond expanding our market opportunities, we expect the transaction to strengthen our revenue visibility and increase our exposure to recurring service-based revenues in the growing market for competitive off-grid alternative power gensets. Following the forecasted acquisition completion, the realization of strategic and commercial benefits are expected to support our objective of achieving profitability by the end of 2027."

Mr. Neese continued, "We also marked the fourth consecutive quarter of positive and improving gross margins, underscoring our disciplined approach toward commercial and operational execution are yielding results. Sustained improvements are the direct result of our continued focus on cost reduction initiatives and shifting our product mix to include increased higher-margin service revenues. It is also notable that our fuel cell products are demonstrating greater durability and field reliability allowing for reversals of warranty provisions recorded in prior years, further lifting margins."

"Finally, we progressed commercially and financially toward our goal of becoming profitable with revenue growth, gross margin improvement, and backlog expansion. Order intake in the quarter exceeded $64 million, flowing from our previously announced orders in the bus market as well as the multi-year commitment for 154 fuel cell modules to GeoPura, once again highlighting the continued growth of the hydrogen genset market and reinforcing the expected synergies of the acquisition," added Mr. Neese.

He concluded, "Momentum across our core mobility and stationary power markets remains steady and reflects the progress we are making in executing our strategy. With our planned transformation into an energy-as-a-service provider, we anticipate more opportunities across the hydrogen ecosystem to drive revenue growth and advance toward profitability."

Completion of the GeoPura acquisition remains subject to customary closing conditions and applicable regulatory approvals.

Q2 2026 Financial Highlights
(all comparisons are to Q2 2025 unless otherwise noted)

•	Total revenue was $20.6 million in the quarter, up 15% year-over-year.
•	Bus revenue was $9.7 million, up 9% from Q2 2025.
•	Rail revenue was $4.1 million, down 43% from Q2 2025.
•	Stationary revenue was $1.8 million, up 230% from Q2 2025.
•	Other Markets revenue (truck, marine, material handling, off-road, and other applications) was $5.1 million, up 290% from Q2 2025.
•	Gross margin was 20% in the quarter, an improvement of 28-points from (8%) in Q2 2025 driven by product cost reduction initiatives and lower manufacturing overhead costs as a result of the global corporate restructuring initiated in July 2025, and through certain non-ratable adjustments to warranty and inventory provisions.
•	Total Operating Expenses[1] were $20.9 million, a decrease of 34% compared to Q2 2025, a result of our reduced global operating cost structure.
•	Total Cash Used by Operating Activities was $11.4 million, compared to $20.3 million in the prior year. Cash and cash equivalents were $502.1 million at the end of Q2 2026, compared to $550.0 million in the prior year.
•	Adjusted EBITDA[2] was ($9.8) million, compared to ($30.6) million in Q2 2025. The improvement in Adjusted EBITDA was driven primarily by margin and operating cost improvements.
•	Order Backlog at the end of Q2 2026 was $156.6 million, an increase of 38.8% compared to the end of Q1 2026.
•	The 12-month Orderbook was $74.4 million at end-Q2, an increase of $21.6 million or 40.8% from the end of Q1 2026.
Order Backlog ($M)	Order Backlog at End-Q1 2026	Orders Received in Q2 2026	Orders Delivered in Q2 2026	Order Backlog at End- Q2 2026
Total Fuel Cell Products & Services	$112.9	$64.4	$20.6	$156.6

2026 Outlook

Consistent with our past practice, and in view of the early stage of hydrogen fuel cell market development, specific revenue and net income (loss) guidance for 2026 is not provided. We expect revenue in 2026 will be back-half weighted. Total Operating Expense1 and Capital Expenditure3 guidance ranges for 2026 are as noted below. We continue to review and consider various options to reduce our operating cost structure and capital spend, which may result in revisions to our guidance ranges at a future date.

2026	Guidance
Total Operating Expense[1]	$65 - $75 million
Capital Expenditure[3]	$5 - $10 million

Ballard Reports Q2 2026 Results

Q2 2026 Financial Summary

(Millions of U.S. dollars)	Three months ended June 30
	2026	2025	% Change
REVENUE
Fuel Cell Products & Services:4
Bus	9.7	$8.8	9%
Rail	4.1	$7.2	(43%)
Stationary	1.8	$0.5	230%
Other Markets	5.1	$1.3	290%
Total Fuel Cell Products & Services Revenue	20.6	$17.8	15%
PROFITABILITY
Gross Margin $	$4.1	($1.5)	373%
Gross Margin %	20%	(8%)	28pts
Total Operating Expenses[1]	$20.9	$31.7	(34%)
Equity loss in JV & Associates	-	($0.4)	100%
Adjusted EBITDA2	($9.8)	($30.6)	68%
Net Loss from Continuing Operations4	($20.3)	($24.3)	16%
Loss Per Share from Continuing Operations4	($0.07)	($0.08)	16%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($10.3)	($20.8)	51%
Working Capital Changes	($1.1)	$0.5	(321%)
Cash used by Operating Activities	($11.4)	($20.3)	44%
Cash and cash equivalents	$502.1	$550.0	(9%)

For a more detailed discussion of Ballard Power Systems' second quarter 2026 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedarplus.ca and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Friday July 31, 2026 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review second quarter 2026 operating results. The live call can be accessed by dialing + 1-833-821-2814 (Canada/US toll free). Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero- emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Forward-looking statements include, without limitation, statements regarding the proposed acquisition of GeoPura Limited, including the expected timing of closing and the anticipated strategic, operational and financial benefits of the transaction; the markets for our products and services; Order Backlog, expected revenues, gross margins, operating expenses, and capital expenditures; our 2026 outlook; the expectation that 2026 revenue will be weighted toward the second half of the year; our objective of being profitable by the end of 2027; corporate development activities; and impacts of investments in manufacturing and R&D capabilities and cost reduction initiatives.

These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements reflect Ballard's current expectations and are based on a number of assumptions, including assumptions regarding market demand, customer adoption, product deliveries, manufacturing performance, operating costs, financing requirements, the successful execution of Ballard's business strategy, the completion of the proposed acquisition of GeoPura on the anticipated timeline or at all, the successful integration of GeoPura's business and the realization of the anticipated benefits of the transaction. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Ballard's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements.

Factors that could cause actual results to differ materially include, without limitation: the failure to satisfy the conditions to closing or obtain required regulatory approvals for the proposed acquisition of GeoPura, delays in completing or integrating the acquisition, failure to realize anticipated benefits or synergies, changes in market conditions, general economic and regulatory developments, reliance on third parties, the level of achievement of our business plans, achieving and sustaining profitability, and changes affecting our liquidity and capital requirements. For a detailed discussion of the factors and assumptions underlying these forward-looking statements, and the risks that could cause actual results to differ materially, please refer to Ballard's most recent Management Discussion & Analysis and Annual Information Form. Any financial outlook or future-oriented financial information contained in this release, including our 2026 outlook and our objectives of being profitable by the end of 2027, is provided to assist readers in understanding management's current expectations regarding Ballard's financial performance, strategic objectives and business outlook, and may not be appropriate for other purposes. These forward-looking statements represent Ballard's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Sumit Kundu -Investor Relations +1.604.360.9714 or investors@ballard.com

Endnotes

[1]	Total Operating Expenses refer to the measure reported in accordance with IFRS.

[2]	EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section of Ballard's most recent Management Discussion & Analysis. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.

[3]	Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows.

[4]	We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications including bus and rail applications, Stationary Power, and Other Markets (consisting of truck, marine, material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

View original content to download multimedia:https://www.prnewswire.com/news-releases/ballard-reports-q2-2026-results-302839706.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2026/31/c5283.html

%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 07:30e 31-JUL-26